Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (the "Company") 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

January 11, 2022

Item 3.	News Release

A news release dated January 11, 2022 was disseminated via MarketWatch. Copy of the news release have been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced on January 11, 2022 that the U.S. Patent and Trademark Office (USPTO) has issued a Notice of Allowance for Field Trip’s patent application No. 17/364,047 for claims related to FT-104 (informally known as “Isoprocin Glutarate”), Field Trip’s first novel psychedelic molecule in development. Claims in the allowed patent application titled, “Tryptamine Prodrugs”, cover composition of matter, use and manufacturing of a family of hemi-ester compounds of hydroxytryptamines, including FT-104.

Item 5.	Full Description of Material Change

The allowed patent application describes a family of hemi-ester compounds of hydroxytryptamines, including FT-104, a more soluble, more stable prodrug form of 4-hydroxy-N,N-diisopropyltryptamine (4-HO-DiPT or “Isoprocin”). The preferred prodrug, FT-104, comprises the endogenous, natural compound glutaric acid as a hemi-ester. As such, FT-104 has been given a common name, Isoprocin Glutarate, for simplicity.

The psychedelic compound, 4-HO-DiPT, was previously synthesized by Alexander (Sasha) Shulgin, a chemist and psychopharmacologist, who not only self-administered many of the substances he made but also reported their psychoactive effects in the collective works called “Tryptamines I Have Known and Loved,” or TIHKAL for short.

FT-104 demonstrates improved stability and more importantly improved solubility relative to 4-HO-DiPT. As a prodrug, FT-104 converts rapidly and completely to 4-HO-DiPT after administration. Combined, these properties result in improved drug absorption, more reproducible pharmacokinetic profiles and improved bioavailability relative to 4-HO-DiPT, making it a superior development candidate.

Field Trip is currently closing out final reports relating to preclinical assessments of safety and toxicology in view of initiating a Phase 1 pharmacokinetic trial in the first half of 2022.

Field Trip expects the patent for “Tryptamine Prodrugs” to be issued in February 2022 and it will expire in 2040.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: Paula Amy Hewitt Vice President, General Counsel and Corporate Secretary Telephone: (416) 617-6277

Item 9.	Date of Report

January 11, 2022